Exhibit 99.1

Ballard Power Systems	Ballard Power Systems Inc.
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Announces Second Quarter 2005 Conference Call

For Immediate Release – July 22, 2005

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its second quarter results on Friday, July 29, 2005 at 7:00 a.m. PST (10:00 a.m. EST).

Access to the call may be obtained by calling the operator at 416-640-4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416-640-1917.  The confirmation number to access the playback is 21131633#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com, and will be archived for replay for two weeks.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in the design, development, and manufacture of zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Megan Helmer at 604-412-3195.